Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with our unaudited condensed interim consolidated financial statements as of September 30, 2015 and for the nine months then ended and related notes included elsewhere in this report and our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2014 and the other information contained in such Annual Report, particularly the information in Item 5 - “Operating and Financial Review and Prospects.” Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

This section contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended, based on our current expectations, estimates and projections about our operations, industry, financial condition, and expected performance. Forward-looking statements are statements other than historical information or statements of current condition and relate to matters such as future financial performance, future operational performance, the anticipated impact of specific items on future earnings, and our plans, objectives and expectations. Statements containing words such as “may,” “believes,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “estimates,” “should,” “will,” “designed to,” “projections,” or “business outlook,” or other similar expressions constitute forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that could cause actual results and events to differ materially from those projected.

Potential factors that could cause actual results to differ materially from those in the forward-looking statements are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014. These include, without limitation, information under the captions “Operating and Financial Review and Prospects” and “Risk Factors” and additional factors that accompany the related forward-looking statements in such Annual Report. In light of the significant risks and uncertainties inherent in the forward-looking information included herein that may cause actual performance and results to differ materially from those predicted, any such forward-looking information should not be regarded as representations or guarantees by us of future performance or results, or that its objectives or plans will be achieved, or that any of its operating expectations or financial forecasts will be realized. Reported results should not be considered an indication of future performance. Investors are cautioned not to place undue reliance on any forward-looking information contained herein, which reflect management’s analysis only as of the date hereof. Except as required by law, we assume no obligation to publicly release the results of any update or revision to any forward-looking statement that may be made to reflect new information, events or circumstances after the date hereof or to reflect the occurrence of unanticipated or future events, or otherwise.

In addition to regarding forward-looking statements with caution, you should consider that the preparation of the unaudited consolidated financial statements requires us to draw conclusions and make interpretations, judgments, assumptions and estimates with respect to certain factual, legal, and accounting matters. Our financial statements might have been materially impacted if we had reached different conclusions or made different interpretations, judgments, assumptions or estimates.

Overview

We are the controlling shareholder of B Communications Ltd., or B Communications, which currently holds 30.58% of the outstanding shares of Bezeq The Israel Telecommunications Corp. Limited, or Bezeq, and we consolidate Bezeq’s financial results into our financial statements. We are a subsidiary of Eurocom Communications Ltd., or Eurocom, and its ultimate parent is Eurocom Holdings (1979) Ltd.

On April 14, 2010, B Communications completed the acquisition of 30.44% of the outstanding shares of Bezeq. Bezeq and its subsidiaries, or the Bezeq Group, operates the most comprehensive telecommunications infrastructure in Israel, with a broad range of telecommunications services across all of its markets. Through its wholly-owned subsidiaries, the Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband Internet infrastructure access services, cellular telephony services, ISP services, ILD services, international and domestic data transfer and network services and ICT, pay television services and other communications infrastructures and services. In each of these markets, the Bezeq Group holds a significant market share.

On March 23, 2015, Bezeq gained control of DBS Satellite Services (1998) Ltd., or DBS, and began consolidation as of such date. On June 24, 2015, the acquisition of the remaining ownership interest in DBS that was held by our parent company, Eurocom, was completed and as from that date, Bezeq holds all of the outstanding shares of DBS.

Key Factors Affecting the Businesses of the Bezeq Group

The operations of the Bezeq Group and the operating metrics discussed below have been, and will likely continue to be, affected by certain key factors as well as certain historical events and actions. The key factors affecting the business of the Bezeq Group and its results of operations include, among others, competition, government regulation, the build out of infrastructures, macro-economic and political risks, churn, seasonality, impact of currency fluctuations and inflation, effective corporate tax rate, conditions in Israel and trade relations. For further discussion of the factors affecting the operations of the Bezeq Group please see our Annual Report on Form 20-F for the year ended December 31, 2014.

RESULTS OF OPERATIONS

Condensed Consolidated Statements of Income

(In millions – except basic and diluted earnings (loss) per share)

	Nine months ended September 30,
	2015	2015	2014
	NIS	US$	NIS
Statement of Income Data:
Revenues	7,379	1,881	6,793

Cost and expenses:
Depreciation and amortization	1,588	405	1,422
Salaries	1,445	368	1,328
General and operating expenses	2,808	716	2,519
Other operating income, net	(103)	(26)	(561)
Total operating income	1,641	418	2,085
Financial expenses, net	511	130	667
Income after financing expenses, net	1,130	288	1,418
Share of loss (income) in equity – accounted investee	(15)	(4)	132
Income before income tax	1,145	292	1,286
Income tax	368	94	525
Net income	777	198	761
Net income attributable to non-controlling interest	760	194	895
Net income (loss) attributable to the Company’s Shareholders	17	4	(134)
Basic net earnings (loss) per share attributable to the Company’s shareholders	0.90	0.23	(7.02)
Diluted net earnings (loss) per share attributable to the Company’s shareholders	0.84	0.22	(7.11)

Nine months ended September 30, 2015 compared with the nine months ended September 30, 2014

Revenues in the nine months ended September 30, 2015 amounted to NIS 7.38 billion ($1.88 billion) compared with NIS 6.79 billion in the corresponding period of 2014, an increase of 8.6%. The increase was related to the consolidation of DBS revenues of NIS 885 million ($226 million) and to the increase in the revenues of Bezeq Fixed-Line and Bezeq International. The increases were partially offset by lower revenues at Pelephone.

Bezeq Fixed-Line’s revenues in the nine months ended September 30, 2015 increased to NIS 3.32 billion ($846 million) compared with NIS 3.23 billion in the nine months ended September 30, 2014, an increase of 2.7%. The increase in revenues was primarily due a NIS 157 million ($40 million), or 8.7%, increase in revenues from internet services as a result of an increase in the average revenue per user, or ARPU, and an increase in the number of Internet subscribers. The increase in the segment’s revenues was partially offset by a NIS 48 million ($12 million), or 3.9%, reduction in telephony revenues as a result of a decrease in the average revenue per line, or ARPL, and a decrease in the number of access lines.

Pelephone’s revenues in the nine months ended September 30, 2015 decreased to NIS 2.18 billion ($555 million) compared with NIS 2.58 billion in the nine months ended September 30, 2014, a decrease of 15.8%. The decrease is primarily attributable to the reduction in tariffs that resulted from the continued intensified competition in the cellular market. The intensified competition led to a migration to unlimited usage plans which resulted in a decrease in ARPU, as well as to a decrease in the total number of subscribers. Revenues from the sale of terminal equipment in the nine months ended September 30, 2015 decreased to NIS 655 million ($167 million), compared with NIS 715 million in the nine months ended September 30, 2014, a decrease of 8.4%. The decrease is primarily attributable to a decrease in handset sales and prices.

Bezeq International’s revenues in the nine months ended September 30, 2015 increased to NIS 1.17 billion ($299 million) compared with NIS 1.11 billion in the nine months ended September 30, 2014, an increase of 6.1%. The increase in revenues is primarily attributable to an increase in revenues from call transfers between communication carriers worldwide, increased revenues from enterprise communication solutions (ICT) and increased revenues from internet operations due to an increase in the number of subscribers. The increase was partially offset by a decrease in revenues from outgoing calls attributable to the transition in the cellular market to packages that include unlimited overseas calls.

DBS’s revenues in the nine months ended September 30, 2015 amounted to NIS 1.33 billion ($338 million) compared with NIS 1.28 billion in the nine months ended September 30, 2014, an increase of 3.2%. The increase in revenues is primarily attributable to an increase in the average number of subscribers.

Salary expenses in the nine months ended September 30, 2015 amounted to NIS 1.45 billion ($368 million) compared with NIS 1.3 billion in the corresponding period of 2014, an increase of 8.8%. The increase was due to the consolidation of DBS salary expenses of NIS 131 million ($33 million). The increase was partially offset by a decrease in the salary expenses of Pelephone due to continued streamlining efforts.

General and operating expenses in the nine months ended September 30, 2015 amounted to NIS 2.8 billion ($716 million) compared with NIS 2.5 billion in the corresponding period of 2014, an increase of 11.5%. The increase was due to the consolidation of DBS operating expenses of NIS 452 million ($115 million). The increase was partially offset by a decrease in the operating expenses of Pelephone and Bezeq Fixed-Line due to continued streamlining efforts.

Depreciation and amortization expenses in the nine months ended September 30, 2015 amounted to NIS 1.6 billion ($405 million) compared with NIS 1.4 billion in the corresponding period of 2014, an increase of 11.7%. The increase was due to the consolidation of DBS depreciation and amortization expenses of NIS 158 million ($40 million), as well as from the amortization of purchase price allocation costs incurred from Bezeq’s gaining control of DBS.

Other operating income in the nine months ended September 30, 2015 amounted to NIS 103 million ($26 million) compared with NIS 561 million in the corresponding period of 2014, a decrease of 81.6%. Other operating income was influenced by the recording of a one-time gain of NIS 582 million ($154 million) from the sale of Coral Tel Ltd. in the first nine month of 2014. The decrease in other operating income was partially offset by the provision of NIS 117 million in expenses associated with the early retirement of employees at Bezeq Fixed-Line in the first nine month of 2014.

Operating profit in the nine months ended September 30, 2015 amounted to NIS 1.6 billion ($418 million) compared with NIS 2.1 billion in the corresponding period of 2014, a decrease of 21.3%.

Net financial expenses in the nine months ended September 30, 2015 amounted to NIS 511 million ($130 million) compared with NIS 667 million in the corresponding period of 2014, a decrease of 23.4%. The decrease was primarily due to the one-time expenses of NIS 183 million relating to the early repayment of the loans incurred to acquire the controlling interest in Bezeq and the early redemption of all outstanding Series A Debentures of B Communications.

Income tax in the nine months ended September 30, 2015 amounted to NIS 368 million ($94 million) compared with NIS 525 million in the corresponding period of 2014, a decrease of 29.9%. The decrease was primarily due to a reduction in pre-tax profit associated with the capital gain on the sale of Coral-Tel in 2014.

Net profit in the nine months ended September, 30 2015 amounted to NIS 777 million ($198 million) compared with NIS 761 million in the corresponding period of 2014, an increase of 2.1%.

Effects of Changes in the Israeli Consumer Price Index

Our total net exposure to changes in the Israeli CPI was NIS 590 million ($150 million) as at September 30, 2015. The exposure relates to the NIS 1.1 billion ($287 million) of our outstanding debentures which are partially hedged by forward contracts on the Israeli CPI in the amount of NIS 510 million ($130 million) and our investment of NIS 31 million ($8 million) in CPI linked marketable securities. Each increase or decrease of 1% in the Israeli CPI will result in an increase or decrease in our yearly financial expense of NIS 6 million ($2 million).

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2015, we had unconsolidated net debt of NIS 816 million ($208 million), comprised of our cash and cash equivalents and short term investments of NIS 316 million ($81 million) and financial debt of NIS 1.1 million ($287 million).

As of September 30, 2015, our financial debt includes our three publicly traded series of debentures. The Series B debentures were fully repaid on November 1, 2015.

Our Series C debentures are payable in four equal annual installments on March 10 of each of the years 2016 through 2019 and pay interest at a fixed annual rate of 4.45%, which is payable semi-annually on March 10 and September 10 of each year through 2019 (the last interest payment is payable on March 10, 2019). As of September 30, 2015, NIS 522 million ($133 million) of Series C Debentures are outstanding.

Our Series D debentures are payable in five installments as follows: (i) payments of 10% of the principal amount of the Series D Debentures will be made on each of September 15, 2018 and 2019; (ii) payments of 30% of the principal amount of the Series D Debentures will be made on each of September 15, 2020 and 2021; and (iii) a final payment of 20% of the principal amount of the Series D Debentures will be made on September 15, 2022. Interest on the outstanding principal of the Series D Debentures are to be paid on March 15 and September 15 of each of the years 2014 through 2022, beginning with the first interest payment being made on September 15, 2014. The principal and interest will be linked to the consumer price index of January 2014. As of September 30, 2015, NIS 531 million ($135 million) of Series D Debentures are outstanding.

Dividends

On March 25, 2015, the Board of Directors of Bezeq resolved to recommend to the general meeting of its shareholders the distribution of a cash dividend of NIS 844 million. On May 6, 2015, Bezeq's shareholders approved the dividend distribution and on May 27, 2015, B Communications received its share of the dividend distribution in the amount of NIS 259 million.

On August 30, 2015, the Board of Directors of Bezeq resolved to recommend to the general meeting of its shareholders the distribution of a cash dividend of NIS 933 million representing Bezeq’s profits for the first half of 2015, excluding its NIS 12 million revaluation gain arising from its gaining control over DBS. On September 21, 2015, Bezeq's shareholders approved the dividend distribution and on October 26, 2015, B Communications received its share of the dividend distribution in the amount of NIS 286 million.

On May 21, 2015, B Communications’ board of directors declared a cash dividend of NIS 67 million. On June 16, 2015, we received our share of the dividend distribution in the amount of NIS 45 million.

On August 31, 2015, B Communications’ board of directors declared a cash dividend of NIS 22 million. On September 29, 2015, we received our share of the dividend distribution in the amount of NIS 15 million.

On November 19, 2015, B Communications’ board of directors declared a cash dividend of NIS 38 million. The dividend will be payable to all of B Communications’ shareholders of record at the end of the NASDAQ trading day on December 10, 2015. The payment date will be December 23, 2015. Our share of this dividend distribution is NIS 25 million.

The following table summarizes our cash flows on a consolidated basis for the periods presented:
(In millions)

	Nine months ended September 30
	2015	2015	2014
	NIS	$US	NIS

Net cash provided by operating activities	2,779	708	3,058
Net cash generated from (used in) investing activities	328	84	(1,862)
Net cash used in financing activities	(2,768)	(706)	(421)
Net increase in cash and cash equivalents	339	86	775
Cash and cash equivalents at the beginning of the period	732	187	867
Cash and cash equivalents at the end of period	1,071	273	1,642

Operating Activities

Consolidated cash provided by operating activities for the nine months ended September 30, 2015 amounted to NIS 2.78 billion ($708 million) compared to NIS 3.06 billion for the nine months ended September 30, 2014. The decrease of NIS 279 million was primarily attributable to the decline in the profits and the changes in working capital of the Cellular Communications segment.

Investing Activities

Consolidated cash generated from investing activities for the nine months ended September 30, 2015 amounted to NIS 328 million ($84 million) compared to NIS 1.9 billion used in investing activities for the nine months ended September 30, 2014. The increase of NIS 2.2 billion was primarily attributable to the net change in short term investments.

Financing Activities

Consolidated cash used in financing activities for the nine months ended September 30, 2015 was NIS 2.77 billion ($706 million) compared to NIS 421 million for the nine months ended September 30, 2014. The increase of NIS 2.4 billion was primarily attributable to the issuance of B Communications senior secured notes in February 2014, and due to the payment of NIS 680 million to the related party for acquiring full control over DBS.

Financing of Ongoing Operations

We expect to have sufficient funds to meet our long term working capital needs, capital expenditures, debt service and other funding requirements, both on a consolidated level (including B Communications which consolidates Bezeq’s results) and with respect to our own debt service (not including B Communications and Bezeq).We also expect to have sufficient funds to service our indebtedness (excluding Bezeq’s indebtedness) from our current cash and cash equivalents, our ability to raise additional funds, including through the sale or pledge of a portion of our shareholdings in B Communications that are free from any encumbrances, and from future dividends from B Communications.